



For the attention of Commission Staff: Please note the amendment to Schedule A of form SBSE-A filed today (April 28, 2026). This amendment is to remove Sunil Kaushal and Diego Di Giorgi as NFA Principals and add (Interim) Chief Financial Officer, Peter Chase Burrill and Chief Risk Officer, Jason Pierpoint Forrester, as NFA Principals.